# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Winchester Bancorp, Inc., CIK 0002047235
CUSIP: 97269D103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 661 Main Street, Winchester, Massachusetts (MA), 01890
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0002068396
Persons authorized to receive notices and communications: John A. Carroll, President, Winchester Bancorp, MHC, 661 Main Street, Winchester, Massachusetts (MA), 01890, (781) 729-2130

## Reporting persons
- Winchester Bancorp, MHC (CIK 0002068396): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 5,112,457; shared voting power 0; sole dispositive power 5,112,457; shared dispositive power 0; aggregate amount beneficially owned 5,112,457 (55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Winchester Bancorp, Inc.
Address of issuer's principal executive offices: 661 Main Street, Winchester, Massachusetts (MA), 01890

## Item 2. Identity and Background
Name of person filing:
This Schedule is filed on behalf of Winchester Bancorp, MHC (the "Reporting Person"), the Massachusetts-chartered mutual holding company of the Issuer. The Reporting Person's principal business is the ownership of a majority of the Issuer's outstanding shares of the Issuer's Common Stock. The business address of the Reporting Person is 661 Main Street, Winchester, Massachusetts 01890.

Pursuant to General Instruction C of Schedule 13D, the following information is provided for each executive officer and director of the Reporting Person (the "Insiders"):

Name Position(s) with Reporting Person Occupation
John A. Carroll President, Chief Executive Officer and Director Banker
Elda Heller Executive Vice President and Chief Financial Officer Banker
Paul Cheremka Senior Vice President Banker
Stephen H. Boodakian Director President of Consulting Firm and Partner of Rug Sales
and Servicing Company
Deborah A. Carson Chairperson of the Board CPA, Finance Manager
Carole A. Pierce Connolly Director Co-owner of Insurance Company
Paula M. Cotter Director and Secretary Retired Bank Executive
Geoffrey A. Curtis Director Attorney
Neal J. Harte Director Marketing Executive
David P. Hood Director Certified public accountant
William P. Hood Director President, Specialty Coatings Company
Alan G. Macdonald Director Retired Health System CEO
Edward Merritt Director Retired Bank Executive
Sara Perkins Salehpour Director Dentist
John I. Snow, III Director Private Equity Investor and Managing Director
of Private Equity Investments Capital Company
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: During the past five years, neither the Reporting Person nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither the Reporting Person nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: All Insiders are U.S. citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 30, 2025, the Issuer issued 5,112,457 shares of its Common Stock to the Reporting Person in connection with the reorganization of Winchester Savings Bank, Winchester, Massachusetts, into the mutual holding company form of organization. The reorganization was effective April 30, 2025. No cash consideration was paid by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
While the Reporting Person intends to exercise its rights as majority stockholder of the Issuer, neither the Reporting Person nor any of the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the Reporting Person and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) and/or the Reporting Person and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of April 30, 2025, the Reporting Person directly and beneficially owned 5,112,457 shares of the Issuer's Common Stock, which represented 55.0% of the issued and outstanding shares of Issuer's Common Stock on that date.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and the sole power to dispose of the shares of the Issuer's Common Stock that it owns.
Transactions in the class effected during the past sixty days: Other than the issuance of the shares of the Issuer's Common Stock to the Reporting Person on April 30, 2025, the Reporting Person has not affected any transaction in the Issuer's Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of the date of this Schedule, neither the Reporting Person nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer's Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Issuer's Common Stock.

## Signatures
- Winchester Bancorp, MHC: /s/ John A. Carroll, John A. Carroll, President and Chief Executive Officer (04/30/2025)